                                         EDISON INTERNATIONAL

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

                                       (Thousands of Dollars)

                                                                       Year Ended December 31,
                                             ----------------------------------------------------------------------
                                                 2000 (6)      2001(6)        2002(6)        2003(6)       2004
                                             --------------   -----------  ------------   ------------ -----------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before fixed charges (1)                 $ (752,452)   $3,940,401   $ 2,290,185    $ 1,731,927  $1,216,428
  Taxes on income (2)                           (1,101,778)    1,627,324       329,454        124,226      92,098
  Rentals (3)                                      105,862       154,984       246,682        247,512     216,877
  Allocable portion of interest
       on long-term contracts for
       the purchase of power (4)                     1,699         1,659         1,616          1,568       1,515
  Amortization of previously capitalized
       fixed charges                                 7,191         6,214         6,514          7,284       1,405
                                             --------------   -----------  ------------   ------------ -----------

Total earnings before income
  taxes and fixed charges (A)                  $(1,739,478)   $5,730,582   $ 2,874,451    $ 2,112,517  $1,528,323
                                             ==============   ===========  ============   ============ ===========

FIXED CHARGES:
  Interest and amortization                    $ 1,124,802    $1,453,534   $ 1,125,752      $ 988,665  $  974,622
  Rentals (3)                                      105,862       154,984       246,682        247,512     216,877
  Capitalized interest (5)                          15,819        14,820         4,457          6,649          70
  Allocable portion of interest on
       long-term contracts for
       the purchase of power (4)                     1,699         1,659         1,616          1,568       1,515
  Dividends on preferred securities                 82,387        83,790        89,337         73,255           -
  Subsidiary preferred and preference stock
       dividend requirements - pre-tax basis        33,369        37,794        25,222         18,264      22,962
                                             --------------   -----------  ------------   ------------ -----------
Total fixed charges (B)                        $ 1,363,938    $1,746,581   $ 1,493,066    $ 1,335,913  $1,216,046
                                             ==============   ===========  ============   ============ ===========

RATIO OF EARNINGS TO
  FIXED CHARGES (A)/(B):                           (1.28)(7)        3.28          1.93          1.58         1.26
                                             ==============   ===========  ============   ============ ============

(1)  Includes allowance for funds used during construction, accrual of unbilled revenue and minority interest, net of income taxes.
(2)  Includes allocation of federal income and state franchise taxes to other income.
(3)  Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)  Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)  Includes the fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnerships.
(6)  Revised to exclude the income and expenses associated with discontinued operations.
(7)  Ratio for 2000 is less than 1.00. In 2000, Edison International needed an additional $3,103,416,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.